SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)

ZTO EXPRESS (CAYMAN) INC.

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001 Per Share

(Title of Class of Securities)

G9897K 105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on following pages)

Page 1 of 11 Pages

CUSIP No. G9897K 105	Schedule 13G	Page 2 of 11

1	Name of reporting person MAX ELITE LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 13,333,333
	7	Sole dispositive power 0
	8	Shared dispositive power 13,333,333
9	Aggregate amount beneficially owned by each reporting person 13,333,333
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 2.5%[1]
12	Type of reporting person OO

[1]	Based on a total of 525,306,440 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 27, 2017.

CUSIP No. G9897K 105	Schedule 13G	Page 3 of 11

1	Name of reporting person MAX BEYOND LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 6,666,667
	7	Sole dispositive power 0
	8	Shared dispositive power 6,666,667
9	Aggregate amount beneficially owned by each reporting person 6,666,667
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 1.3%[1]
12	Type of reporting person OO

[1]	Based on a total of 525,306,440 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 27, 2017.

CUSIP No. G9897K 105	Schedule 13G	Page 4 of 11

1	Name of reporting person SHANGHAI ZHEYUAN INVESTMENT CENTRE (L.P.)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 13,333,333 shares, all of which are directly held by Max Elite Limited. Max Elite Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.).
	7	Sole dispositive power 0
	8	Shared dispositive power 13,333,333 shares, all of which are directly held by Max Elite Limited. Max Elite Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.).
9	Aggregate amount beneficially owned by each reporting person 13,333,333
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 2.5%[1]
12	Type of reporting person PN

[1]	Based on a total of 525,306,440 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 27, 2017.

CUSIP No. G9897K 105	Schedule 13G	Page 5 of 11

1	Name of reporting person SHANGHAI HUANYE INVESTMENT CENTRE PARTNERSHIP (L.P.)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 6,666,667 shares, all of which are directly held by Max Beyond Limited. Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.).
	7	Sole dispositive power 0
	8	Shared voting power 6,666,667 shares, all of which are directly held by Max Beyond Limited. Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.).
9	Aggregate amount beneficially owned by each reporting person 6,666,667
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 1.3%[1]
12	Type of reporting person PN

[1]	Based on a total of 525,306,440 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 27, 2017.

CUSIP No. G9897K 105	Schedule 13G	Page 6 of 11

1	Name of reporting person SEQUOIA CAPITAL EQUITY INVESTMENT MANAGEMENT (TIANJIN) LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

20,000,000 shares, of which 13,333,333 shares are directly held by Max Elite Limited and 6,666,667 shares are directly held by Max Beyond Limited. Max Elite Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.). Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.). Sequoia Capital Equity Investment Management (Tianjin) Limited is the General Partner of each of Shanghai Zheyuan Investment Centre (L.P.) and Shanghai Huanye Investment Centre Partnership (L.P.).

	7	Sole dispositive power 0
8

Shared dispositive power

20,000,000 shares, of which 13,333,333 shares are directly held by Max Elite Limited and 6,666,667 shares are directly held by Max Beyond Limited. Max Elite Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.). Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.). Sequoia Capital Equity Investment Management (Tianjin) Limited is the General Partner of each of Shanghai Zheyuan Investment Centre (L.P.) and Shanghai Huanye Investment Centre Partnership (L.P.).

9	Aggregate amount beneficially owned by each reporting person 20,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 3.8%[1]
12	Type of reporting person OO

[1]	Based on a total of 525,306,440 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 27, 2017.

CUSIP No. G9897K 105	Schedule 13G	Page 7 of 11

1	Name of reporting person NEIL NANPENG SHEN
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

20,000,000 shares, of which 13,333,333 shares are directly held by Max Elite Limited and 6,666,667 shares are directly held by Max Beyond Limited. Any decision taken by Max Elite Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Elite Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. Because the foregoing approval power is vested in the investment committee of which Mr. Shen is a member, Mr. Shen may be deemed to share voting and dispositive power over the shares held by Max Elite Limited and Max Beyond Limited. Mr. Shen does not hold any shares in Sequoia Capital Equity Investment Management (Tianjin) Limited.

	7	Sole dispositive power 0
8

Shared dispositive power

20,000,000 shares, of which 13,333,333 shares are directly held by Max Elite Limited and 6,666,667 shares are directly held by Max Beyond Limited. Any decision taken by Max Elite Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Elite Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. Because the foregoing approval power is vested in the investment committee of which Mr. Shen is a member, Mr. Shen may be deemed to share voting and dispositive power over the shares held by Max Elite Limited and Max Beyond Limited. Mr. Shen does not hold any shares in Sequoia Capital Equity Investment Management (Tianjin) Limited.

9	Aggregate amount beneficially owned by each reporting person 20,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 3.8%[1]
12	Type of reporting person IN

[1]	Based on a total of 525,306,440 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 27, 2017.

CUSIP No. G9897K 105	Schedule 13G	Page 8 of 11

1	Name of reporting person KUI ZHOU
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

20,000,000 shares, of which 13,333,333 shares are directly held by Max Elite Limited and 6,666,667 shares are directly held by Max Beyond Limited. Any decision taken by Max Elite Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Elite Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. As a result, Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Max Elite Limited and Max Beyond Limited.

	7	Sole dispositive power 0
8

Shared dispositive power

20,000,000 shares, of which 13,333,333 shares are directly held by Max Elite Limited and 6,666,667 shares are directly held by Max Beyond Limited. Any decision taken by Max Elite Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Elite Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. As a result, Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Max Elite Limited and Max Beyond Limited.

9	Aggregate amount beneficially owned by each reporting person 20,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 3.8%[1]
12	Type of reporting person IN

[1]	Based on a total of 525,306,440 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 27, 2017.

CUSIP No. G9897K 105	Schedule 13G	Page 9 of 11

ITEM 1.

(a) Name of Issuer: ZTO Express (Cayman) Inc.

(b) Address of Issuer’s Principal Executive Offices:

Building One, No. 1685 Huazhi Road,

Qingpu District, Shanghai, 201708, People’s

Republic of China

ITEM 2.

(a) Name of Persons Filing:

Max Elite Limited

Max Beyond Limited,

Shanghai Zheyuan Investment Centre (L.P.)

Shanghai Huanye Investment Centre Partnership (L.P.)

Sequoia Capital Equity Investment Management (Tianjin) Limited

Neil Nanpeng Shen

Kui Zhou

Max Elite Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.). Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.). Sequoia Capital Equity Investment Management (Tianjin) Limited is the General Partner of each of Shanghai Zheyuan Investment Centre (L.P.) and Shanghai Huanye Investment Centre Partnership (L.P.).

Any decision taken by Max Elite Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Elite Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. Because the foregoing approval power is vested in the investment committee of which Mr. Shen and Mr. Zhou are members, Mr. Shen and Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Max Elite Limited and Max Beyond Limited. Mr. Shen does not hold any shares in Sequoia Capital Equity Investment Management (Tianjin) Limited.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

Max Elite Limited, Max Beyond Limited: Cayman Islands

Shanghai Zheyuan Investment Centre (L.P.), Shanghai Huanye Investment Centre Partnership (L.P.), Sequoia Capital Equity Investment Management (Tianjin) Limited, Kui Zhou: The People’s Republic of China

Neil Nanpeng Shen: Hong Kong

(d) Title of Class of Securities: Class A Ordinary Shares

(e) CUSIP Number: G9897K 105

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

CUSIP No. G9897K 105	Schedule 13G	Page 10 of 11

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. G9897K 105	Schedule 13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Max Elite Limited

By:	/s/ Zhang Lianqing
Zhang Lianqing, Authorized Signatory

Max Beyond Limited

By:	/s/ Zhang Lianqing
Zhang Lianqing, Authorized Signatory

Shanghai Zheyuan Investment Centre (L.P.)

Shanghai Huanye Investment Centre Partnership (L.P.)

By:	Sequoia Capital Equity Investment Management (Tianjin) Limited
its General Partner

By:	/s/ Kui Zhou
Kui Zhou, Authorized Signatory

Sequoia Capital Equity Investment Management (Tianjin) Limited

By:	/s/ Kui Zhou
Kui Zhou, Authorized Signatory

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

/s/ Kui Zhou
Kui Zhou